SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    --------
                                    FORM 6-K
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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For October 15, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                   65th Floor
                              Bank of China Tower
                                One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



          Form 20-F   X                Form 40-F
                      ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


          Yes                            No  X
              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
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CNOOC and ChevronTexaco Step Forward to Develop the Large BZ25-1/25-1S Field in
Bohai Bay

(Hong Kong, October 14, 2002) - CNOOC Limited (the "Company", SEHK: 883; NYSE:
CEO) announced today that its parent company, China National Offshore Oil Corporation ("CNOOC") and Texaco China B.V., a subsidiary of ChevronTexaco, ("ChevronTexaco"), had entered into an agreement for the unitization development of BZ25-1/25-1S oil field in the Bohai Bay.

The agreement was reached under the following five principles, "one development project, one set of producing facilities, one management structure, one operator and one equity determination."

BZ25-1/25-1S oil field is situated about 150 kilometers southeast of Tanggu in the Bohai Bay. The agreement covers a total area of 218 square kilometers.

Under the terms of the agreement, CNOOC will be the operator and own 83.8% (55% in self-financed area and 28.8% in Block 11/19) working interests in the entire unitized project. ChevronTexaco holds the remaining 16.2%.

"The agreement signed today to unitize the development of BZ25-1/25-1S oil field is another significant milestone of CNOOC's cooperation in developing oil fields with foreign partners. It is the first-ever unitization agreement signed between CNOOC and our foreign partners on one field straddling the boundary of two blocks. The signing of the agreement also marked that CNOOC's cooperation with foreign partners and corporate management expertise come on a new horizon. The significance lies in that, firstly, the oil field is the first one discovered by a world-class oil company via risk exploration but CNOOC acts as the operator at the beginning of development stage. Secondly, it demonstrates our capability to walk through difficult times." commented Mr. Zhou Shouwei, President of the Company.

The petroleum contract for Block 11/19 in the Bohai Bay was signed between CNOOC and ChevronTexaco in April 1992. BZ25-1 oil field was discovered by ChevronTexaco via explorations in the block. The field was redesignated BZ25-1S and determined to be an oil field straddling the boundary between Block 11/19 and the self-financed area of CNOOC.

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2001, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 261,379 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***
For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn

Ms. Anne Lui, Ms. Zelda Yung, Ms. Maggie Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016, 852-3141-8028, 852-3141-8063
Fax: 852-2510-8199
E-mail:    anne.lui@knprhk.com
           zelda.yung@knprhk.com
           maggie.chan@knprhk.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                           CNOOC Limited


                                           By:  /s/ Cao Yunshi
                                                -----------------------------
                                                 Name:   Cao Yunshi
                                                 Title:  Company Secretary,
                                                          General Counsel and
                                                          Senior Vice President

Dated: October 15, 2002